Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Joshua Gorsky

Re:	ALX Oncology Holdings Inc.
Registration Statement on Form S-3
Filed September 1, 2023
File No. 333-274314

Acceleration Request
	Requested Date:	September 8, 2023
	Requested Time:	4:05 p.m. Eastern Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALX Oncology Holdings Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-274314) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael E. Coke at (650) 565-3596.

Please direct any questions or comments regarding this acceleration request to Michael E. Coke at (650) 565-3596.

[Signature Page Follows]

AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

September 7, 2023

Sincerely,

ALX Oncology Holdings, Inc.

/s/ Peter Garcia

Peter Garcia
Chief Financial Officer

cc:	Michael E. Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Christina L. Poulsen, Wilson Sonsini Goodrich & Rosati, Professional Corporation